UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AVEO Pharmaceuticals, Inc.

File No. 001-34655 - CF#32198

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AVEO Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment from the Exhibits to a Form 10-K filed on March 6, 2015.

Based on representations by AVEO Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.35   through March 6, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary